Mail Stop 4561

November 2, 2006

VIA USMAIL and FAX (972) 868-0267

Mr. Kannan Ramasamy
President and Chief Executive Officer
Aegis Communications Group, Inc.
8001 Bent Branch Drive
Irving, Texas 75063

>   **Re: Aegis Communications Group, Inc.**
>   **Form 10-K for the year ended 12/31/2005**
>   **Filed on 3/31/2006**
>   **File No. 000-14315**

Dear Mr. Kannan Ramasamy:

We have reviewed your response letter dated October 4, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.   As requested in our first letter dated September 25, 2006, please provide, in writing, a statement from you acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosures in the filings;
- Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 1A. Risk Factors

Results of Operations, page 9

2.   Your response to comment one is unclear as to whether you are using EBITDA as a performance measure as disclosed in your filing or a liquidity measure. In this regard, we note your assertions that you use EBITDA as your internal measures of profitability, an approximate measure of your operating cash flows, and the income that a company has free for interest payments. Please clarify if you are using EBITDA as a performance measure or a liquidity measure and revise the presentation accordingly, including the reconciliation to the most comparable GAAP financial measure. Please refer to question 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

3.   With respect to your presentation of EBITDA, please revise your filing to include the following disclosures:
   - The economic substance behind management's decision to use the measure;
   - The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure; and
   - The manner in which management compensates for these limitations when using the non-GAAP financial measure.

Financial Statements and Notes

Note 2.   Summary of Significant Accounting Policies

Accounts Receivable, page F-10 – F-11

4.   We have read your response to comment two.   You state there are no sales of receivables and your transactions are not governed by SFAS 140.   Your transaction with Rockland Credit Financing relates to accounts receivable factoring arrangements.   As indicated in paragraph 112 of SFAS 140, factoring arrangements are included within the scope of SFAS 140.   Please tell us how you considered paragraphs 9 – 12, 15 and 17 of SFAS 140 in determining the appropriate accounting (i.e., sales treatment or secured borrowing) and disclosures regarding these arrangements. In your response, please explain in detail the terms of recourse provision including, but not limited to, your rights and the circumstances under which you would be required to repurchase the receivable back from Rockland and how you would measure this obligation.

* * * *

Kannan Ramasamy
Aegis Communications Group, Inc.
November 2, 2006
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant